SUB-ITEM 77C

A special meeting of Credit Suisse Fixed Income Fund's shareholders was held on April 11, 2003 to elect the nominees listed below as trustees. The results of the votes tabulated at the special meeting are reported below.

Nominees			            For			 Withheld

Richard H. Francis			13,581,466.184		575,471.807

Jack W. Fritz				13,582,853.205		584,084.786

Joseph D. Gallagher			13,592,071.018		564,866.973

Jeffrey E. Garten			13,584,459.478		572,478.513

Peter F. Krogh				13,585,541.946		571,396.045

James S. Pasman, Jr.			13,573,361.911		583,576.080

Steven N. Rappaport			13,600,059.978		556,878.013

William W. Priest			13,589,703.708		567,234.283